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                                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB Approval
FORM 4                                                    WASHINGTON, D.C. 20549                        --------------------------
|_| Check this box if no                                                                                OMB Number       3235-0287
    longer subject to                                                                                   Expires:  January 31, 2005
    Section 16. Form 4                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    or Form 5
    obligations may
    continue Instruction
    1(b).
               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
                   Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------- ----------------------------------------------- ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
            SBI and Company                                Razorfish, Inc.; RAZF                  Director         X  10% Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security   4. Statement for        Officer (give       Other (specify
                                                 Number of Reporting         Month/Year       ---    title below) ---         below)
                                                 Person (Voluntary)
 2825 East Cottonwood Parkway, Suite 480            87-0609379             February 28, 2003             --------------------
-------------------------------------------- ---------------------------  ------------------- --------------------------------------
                (Street)                                                  5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original      (Check Applicable Line)
                                                                            (Month/Year)          Form filed by One Reporting Person
                                                                                               ---
                                                                                                X Form filed by More than One
      Salt Lake City, UT  84121                                                                ---Reporting Person
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(City)       (State)          (Zip)       TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------------
1.Title of Security     2.Trans-   2A.          3.Trans-   4. Securities Acquired (A)  5. Amount of     6. Owner-   7.Nature of
 (Instr. 3)               action   Deemed        action      or Disposed of (D)           Securities       ship       Indirect
                          Date     Execution     Code        (Instr. 3, 4 and 5)          Beneficially     Form:      Beneficial
                                   Date, if any  (Instr. 8)                               Owned Follow-    Direct     Owner-
                                   (Month/                                                ing Reported     (D) or     ship
                         (Month/   Day/Year)    -------------------------------------     Transaction(s)   Indirect   (Instr. 4)
                          Day/                   Code   V     Amount  (A)or   Price       (Instr. 3 and    (I)
                          Year)                                        (D)                4)               (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
Par Value $0.01
per share                2/28/03     N/A         J(1)       2,692,091   D      (1)
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Class A Common Stock,
Par Value $0.01
per share                2/28/03     N/A         J(1)           1,000   A      (1)           1,000           D
------------------------------------------------------------------------------------------------------------------------------------

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                                                                                                                     SEC 1474 (3-00)
Potential persons who are to respond to the collection of information contained in this form are not required to   Page 1 of 3 Pages
respond unless the form displays a currently valid OMB control number.

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
FORM 4 (CONTINUED)

          TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------   ---------- --------- --------- --------- ------------- ------------- --------------
1.Title of       2.Conver-  3.Trans-   3A.      4.Trans-  5.Number of   6.Date Exer-  7.Title and
  Derivative       sion       action   Deemed     action    Derivative    cisable and   Amount of
  Security         or         Date     Execu-     Code      Securities    Expiration    Underlying
  Instr. 3)        Exercise   (Month/  tion       (Instr.   Acquired      Date          Securities
                   Price of   Day/     Date, if    8)       (A)or         (Month/Day/   (Instr. 3
                   Deri-      Year)    any                  Disposed of   Year)         and 4)
                   vative              (Month/              (D)(Instr.
                   Security            Day/                 3, 4 and 5)
                                       Year)
                                                 ----- --- ----- ----- ------- ------- ----- -------
                                                  Code  V   (A)   (D)  Date    Expira- Title  Amount
                                                                       Exer-   tion           or
                                                                       cisable Date           Number
                                                                                              of
                                                                                              Shares
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None
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-------- --------- ---------- -------------
8.Price  9.Number  10.Owner-  11.Nature
 of        of        ship        of
 Deriv-    Deriv-    Form        Indirect
 Ative     ative     of          Beneficial
 Secur-    Secur-    Deriv-      Ownership
 ity       ities     ative       (Instr.4)
 (Instr    Bene-     Security:
 5)        ficially  Direct
           Owned     (D) or
           at End    Indirect
           of        (I)
           Month     (Instr.
           (Instr.    4)
           4)
------------------------------------------

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Explanation of Responses:

(1) Effective February 28, 2003 (the "Effective Time"), SBI Purchase Corp., a
    wholly-owned subsidiary of SBI and Company, merged with and into Razorfish,
    Inc. (the "Merger"). Pursuant to the terms of the Merger, the separate existence of SBI Purchase Corp. ceased and (i) all of the issued and outstanding shares of stock of Razorfish, Inc. owned immediately prior to the Effective Time by SBI Purchase Corp., SBI and Company, Razorfish, Inc.
    or any of their respective subsidiaries or affiliates, were cancelled and
    extinguished, (ii) each issued and outstanding share of stock of Razorfish,   SBI and Company, A Utah Corporation
    Inc. not cancelled in accordance with (i) above was converted into the right to receive $1.70 per share, payable to the registered holder thereof, without interest, or the right to pursue appraisal and (iii) each of the
    1,000 shares of the stock of SBI Purchase Corp. issued and outstanding        By: /s/ L. TIM PIERCE              March 3, 2003
    immediately prior to the Effective Time was converted into one share of       -------------------------------  -----------------
    Class A common stock of Razorfish, Inc. as the surviving corporation of the   **Signature of Reporting Person         Date
    Merger. As a result of the Merger, Razorfish, Inc. is a wholly-owned          L. Tim Pierce, Chief Financial
    subsidiary of SBI and Company.                                                Officer


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(iv). **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C.
           1001 and 15 U.S.C. 78ff(a).

Note:      File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

                                                                                                                   Page 2 of 3 Pages
                                                                                                                     SEC 1474 (3-00)
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                                                       JOINT FILER INFORMATION
                                                       -----------------------

Joint Filer:                      SBI Holdings Inc. (IRS #87-0609378), the corporate parent of SBI and Company.

Address of Joint Filers:          2825 East Cottonwood Parkway, Suite 480
                                  Salt Lake City, UT 84121

Designated Filer:                 SBI and Company

Issuer and Ticker Symbol:              Razorfish, Inc.; RAZF

Date of Event Requiring
Statement:                        February 28, 2003

Signatures:                       SBI HOLDINGS INC., a Utah corporation

                                  By:     /s/  L. TIM PIERCE
                                          ------------------------------------------
                                          L. Tim Pierce, Chief Financial Officer


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